UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sogou Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

83409V104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83409V104

1.	Names of Reporting Persons Xiaochuan Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,326,400 Class A Ordinary Shares (1)(3), represented by 2,326,400 American depositary shares (“ADSs”) of the Issuer.

	6.	Shared Voting Power 19,200,000 Class A Ordinary Shares (2)(3)

	7.	Sole Dispositive Power 21,526,400 Class A Ordinary Shares (1)(2), of which 2,326,400 Class A Ordinary Shares are represented by 2,326,400 ADSs.

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,526,400 Class A Ordinary Shares (1)(2), of which 2,326,400 Class A Ordinary Shares are represented by 2,326,400 ADSs.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% (4)

12.	Type of Reporting Person (See Instructions) IN

(1) Winsor Glory Limited, a British Virgin Islands company beneficially owned by the Reporting Person, is the record and beneficial owner, and has sole voting and dispositive power with respect to, 2,326,400  Class A Ordinary Shares represented by 2,326,400 ADSs, all of which may be deemed to be beneficially owned by the Reporting Person.

(2)  Includes (i) 17,760,000 Class A Ordinary Shares held of record by Winsor Glory Limited, a British Virgin Islands company beneficially owned by the Reporting Person, and (ii) 1,440,000 Class A Ordinary Shares held of record by Rose Shadow Company Limited, a British Virgin Islands trust of which the Reporting Person is the beneficiary, all of which may be deemed to be beneficially owned by the Reporting Person.   These shares are subject to a Voting Agreement, originally entered into as of September 16, 2013 and amended as of August 11, 2017, by and among the Issuer, a wholly-owned subsidiary of the Issuer’s parent company Sohu.com Limited (“Sohu”), the Reporting Person, and the other parties thereto, pursuant to which the Reporting Person has agreed to vote such Class A Ordinary Shares to elect Sohu’s designees to the Board of Directors of the Issuer.

(3) With respect to matters requiring a shareholder vote, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares, par value of $0.001 per share (the “Class B Ordinary Shares”), of the Issuer vote together as one class. Each Class A Ordinary Shares is entitled to one vote and each Class B Ordinary Shares is entitled to ten votes.  As a result, the 21,526,400 Class A Ordinary Shares deemed to be beneficially owned by the Reporting Person, of which 2,326,400 Class A Ordinary Shares are represented by 2,326,400 ADSs, represent approximately 0.7% of the voting power of all issued and outstanding ordinary shares of the Issuer.

(4)  Class A Ordinary Shares and Class B Ordinary Shares have identical rights with the exception of voting rights, and the Class B Ordinary Shares’ conversion right.  Each Class B Ordinary Share is convertible into one Class A Ordinary Shares at any time at the election of the holder.  Each Class A Ordinary Shares is entitled to one vote and each Class B Ordinary Shares is entitled to ten votes.   For the purpose of calculating percentage ownership in this Amendment No. 2, the Reporting Person has treated Class A Ordinary Shares and Class B Ordinary Shares as if they were the same class. The percentage is calculated based on 108,833,041 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 278,757,875 Class B Ordinary Shares issued and outstanding as of December 31, 2020.

This Amendment No. 2 amends and restates in its entirety the Statement on Schedule 13G filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on December 12, 2017, as amended by Amendment No.1 filed with the SEC on February 1, 2019.

Item 1.
(a)	Name of Issuer: Sogou Inc.
(b)	Address of Issuer’s Principal Executive Offices: Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084 People’s Republic of China
Item 2.
(a)	Name of Person Filing: Xiaochuan Wang. The person named in this paragraph is also referred to as the “Reporting Person.”
(b)	Address of Principal Business Office or, if None, Residence: Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084 People’s Republic of China
(c)	Citizenship: The Reporting Person is a citizen of the People’s Republic of China.
(d)	Title of Class of Securities: Class A Ordinary Shares, par value of $0.001 per share
(e)	CUSIP Number: 83409V104
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________ Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 21,526,400 Class A Ordinary Shares, which include (i) 20,086,400 Class A Ordinary Shares held by Winsor Glory Limited, a British Virgin Islands company beneficially owned by the Reporting Person, of which 17,760,000 Class A Ordinary Shares are held of record by Winsor Glory Limited and 2,326,400 Class A Ordinary Shares are represented by 2,326,400 ADSs, and (iii) 1,440,000 Class A Ordinary Shares held of record by Rose Shadow Company Limited, a British Virgin Islands trust of which the Reporting Person is the beneficiary.

Also see Footnotes (1) and (2).

(b)

Percent of class:

The Reporting Person: 5.6%

For the purpose of calculating percentage ownership, the Reporting Person has treated Class A Ordinary Shares and Class B Ordinary Shares as if they were the same class.  The foregoing percentage is calculated based on 108,833,041 Class A Ordinary Shares and 278,757,875 Class B Ordinary Shares issued and outstanding as of December 31, 2020.   Also see Footnote (4).

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 2,326,400 Class A Ordinary Shares for Reporting Person.
		(ii)	Shared power to vote or to direct the vote 19,200,000 Class A Ordinary Shares for the Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of 21,526,400 Class A Ordinary Shares for the Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of 0 shares for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2021

/s/ Xiaochuan Wang
Xiaochuan Wang